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                                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION    --------------------------------
FORM 4                                                        WASHINGTON, D.C. 20549                           OMB APPROVAL

[]  CHECK THIS BOX IF NO LONGER SUBJECT TO      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP        --------------------------------
    SECTION 16.  FORM 4 OR FORM 5 OBLIGATIONS                                                        OMB Number:         3235-0287
    MAY CONTINUE.  SEE INSTRUCTION 1(B).                                                             Expires:     January 31, 2005
                                                                                                     Estimated average burden
                    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,          hours per response........0.5
                                  Section 17(a) of the Public Utility                              --------------------------------
                  Holding Company Act of 1935 or Section 30(h) of the Investment Company Act
                                                      of 1940

(Print or Type Responses)
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
1. Name and Address of       2. Issuer Name and Ticker                                          6.Relationship of Reporting
   Reporting Person*            or Trading Symbol                                                 Person(s) to Issuer

APOLLO INVESTMENT FUND IV,      UNITED RENTAL, INC. (URI)                                           (Check all applicable)
L.P.
--------------------------------------------------------------------------------              [ ] Director      [X] 10% Owner
(Last)   (First)   (Middle)  3. I.R.S. or Identification     4. Statement for
                                Number of Reporting             Month/Day/Year                [ ] Officer (give [ ] Other (Specify
                                                                                                    title below)           below)
                              Person, if an entity (Voluntary)
TWO MANHATTANVILLE ROAD                                         03/04/2003                      ---------------------
---------------------------                                   ----------------------------------------------------------------------
         (Street)                                            5. If Amendment, Date of Original  7. Individual or Joint/Group Filing
                                                                (Month/Day/Year)                   (Check Applicable Line)

PURCHASE   NY       10577                                                                       [X] Form filed by One Reporting
---------------------------                                                                          Person
(City)    (State)     (Zip)
                                                                                                [ ] Form filed by More than One
                                                                                                    Reporting Person
                              ------------------------------------------------------------------------------------------------------
                                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security    2. Trans-   2A.      3. Transaction  4. Securities Acquired    5. Amount of    6. Ownership    7. Nature of
    (Instr. 3)              action   Deemed      Code            (A) or Disposed of (D)    Securities      Form:  Direct  Indirect
                            Date     Execution   (Instr. 8)      (Instr. 3, 4 and 5)       Beneficially    (D) or         Beneficial
                                     Date, if    ----------------------------------------  Owned                          Ownership
COMMON STOCK, PAR VALUE     (Month/  any                                                   Following        Indirect (I)
$0.01 PER SHARE             Day/     (Month/                              (A)              Reported
                            Year)    Day/                                 or               Transaction(s)   (Instr. 4)    (Instr. 4)
                                     Year)       Code    V      Amount    (D)     Price    (Instr. 3 and 4)
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COMMON STOCK           03/04/03                   P          4,176        (A)      $8.57
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COMMON STOCK           03/04/03                   P          6,549        (A)      $8.58
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COMMON STOCK           03/04/03                   P          2,088        (A)      $8.59
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COMMON STOCK           03/04/03                   P         76,687        (A)      $8.60
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COMMON STOCK           03/04/03                   P         80,800        (A)      $8.60
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COMMON STOCK           03/05/03                   P            190        (A)      $8.74
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COMMON STOCK           03/05/03                   P            759        (A)      $8.73
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COMMON STOCK           03/05/03                   P            285        (A)      $8.72
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COMMON STOCK           03/05/03                   P          2,657        (A)      $8.71
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COMMON STOCK           03/05/03                   P          15,091       (A)      $8.70
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COMMON STOCK                                                                                 1,274,258       (D)1
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------------------------------

1 Apollo Advisors IV, L.P. ("Advisors IV") is the general partner of the Reporting Person. Apollo Capital Management IV, Inc.
("Capital Management") is the general partner of Advisors IV. Apollo Management IV, L.P. ("Management IV") is the Manager of the
Reporting Person. AIF IV Management, Inc. ("AIF IV Management") is the general partner of Management IV. Leon D. Black and John J.
Hannan are the directors and principal executive officers of Management IV and AIF IV Management. The Reporting Person, Advisors IV,
Capital Management, Management IV, AIF IV Management and Messrs. Black and Hannan and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

--------------------------


Reminder: Report on a separate line for each class                            Potential persons who respond to the collection of
of securities beneficially owned directly or indirectly.                       information contained in this form are not required
* If the form is filed by more than one reporting person, SEE                  to respond unless the form displays a currently valid
Instruction 4(b)(v).                                                           OMB control number.

                                                                                                                            (Over)
                                                                                                                    SEC 1474(9-02)

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
FORM 4 (CONTINUED)                                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
1. Title of  2. Conver- 3. Trans- 3A.     4. Trans- 5. Number  6. Date     7. Title and  8. Price of  9. Num- 10. Owner- 11. Nature
Derivative   sion or    action    Deemed  action    Derivative Exercisable Amount of     Derivative   ber of  ship       of Indirect
Security     Exercise   Date      Execu-  Code      Securities and Expira- Underlying    Security     deriv-  Form       Beneficial
             Price of   (Month/   tion    (Instr.   Acquired   tion Date   Securities                 ative   of Deriv-  Ownership
(Instr.      Deriva-    Day/      Date,   8)        (A) or     (Month/Day/               (Instr. 5)   Secur-  ative      (Instr. 4)
 3)          tive       Year)     if any            Disposed   Year)       (Instr. 3                  ities   Security
             Security             (Month/           of (D)                 and 4)                     Bene-   Direct
                                  Day/                                                                ficially (D) or
                                  Year)             (Instr. 3,                                        Owned    Indi-
                                                     4, and 5)                                        Follow- rect (I)
                                                                                                      ing     (Instr. 4)
                                                                                                      Report-
                                                                                                      ed Trans-
                                                                                                      action(s)

                                                               --------------------------------       (Instr. 4)
                                                               Date     Expira-  Title  Amount
                                         --------------------- Exer-    tion            or Number
                                         Code  V   (A)    (D)  cisable  Date            of Shares
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Explanation of Responses:



                                                                                             /s/ MICHAEL D. WEINER     March 5, 2003
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   ----------------------    -------------
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 **Signature of Reporting        Date
                                                                                              Person
Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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